
ЖАФ
3-102005

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AUDITED REPORT	Information Required of Brokers and Dealers	SEC FILE
FORM X-17A-5	Pursuant to Section 17 of the Securities	8-65777
PART III	Exchange Act of 1934 and Rule 17a-5 Thereunder	

REPORT FOR THE PERIOD BEGINNING   1/01/2004   AND ENDING   12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

FG Capital LC

7701 Forsyth Blvd.

St. Louis   Missouri   63105-1820

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Mueller   (314) 862-8500

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this report)

Maddock, Henson & Haberstroh, P.C.



Oath or Affirmation

I, ___DAVID B. MUELLER___, swear (or affirm) that, the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of _FG CAPITAL LC_, as of _DECEMBER 31, 2004_, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Financial and Operations Principal

Subscribed and sworn
to before me
this _23_ day of _February_ 2005

_____
Notary Public

This report contains (check all applicable boxes)

☒   (a)   Facing page.

☒   (b)   Statement of financial condition.

☒   (c)   Statement of income (loss).

☒   (d)   Statement of cash flows.

☒   (e)   Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

☐   (f)   Statement of changes in liabilities subordinated to claims of general creditors.

☒   (g)   Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

☒   (h)   Computation for determination of reserve requirement pursuant to Rule 15c3-3.

☐   (i)   Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

☐   (j)   A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirement under exhibit A of Rule 15c3-3.

☐   (k)   A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.

☒   (l)   An oath or affirmation.

☐   (m)   A copy of the SIPC supplemental report.

☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☒   (o)   Independent auditor's report on internal accounting control.

☐   (p)   Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.



Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Board of Managers
FG Capital LC

We have audited the accompanying statement of financial condition of FG Capital LC (a development stage company) as of December 31, 2004, and the related statements of income, cash flows, and changes in member's equity, for the year then ended and the period June 7, 2002 (date of inception) to December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of FG Capital LC. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Capital LC at December 31, 2004, and the results of its operations and its cash flows for the year then ended and the period June 7, 2002 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maddock, Henson + Haberstroh, P.C.

February 11, 2005
Maddock, Henson & Haberstroh, P.C.

FG Capital LC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2004

ASSETS

Cash $ 6,269

LIABILITIES AND MEMBER'S EQUITY

Member's Equity, initial $ 20,000

Deficit accumulated during the development stage   (13,731)

Member's Equity, ending $ 6,269

The accompanying notes are an integral part of these financial statements

FG Capital LC
(A Development Stage Company)
Statements of Income (Loss)
For the Year Ended December 31, 2004 and the
Period June 7, 2002 (Date of Inception) to December 31, 2004

	Year Ended 12/31/04	6/7/02 (Date of Inception) to 12/31/04
Expenses:		
Licenses and Permits	$ 1,710	$ 7,130
Professional Services	2,500	5,624
Insurance	630	630
Other Expense	154	347
Net Loss	$ 4,994	$ 13,731

The accompanying notes are an integral part of these financial statements

FG Capital LC
(A Development Stage Company)
Statement of Changes in Member's Equity
Period from June 7, 2002 (Date of Inception)
to December 31, 2004

Balance at June 7, 2002 (date of inception)	$ 20,000
Deficit accumulated during the development stage	(13,731)
Balance at December 31, 2004	$ 6,269

The accompanying notes are an integral part of these financial statements

FG Capital LC
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2004 and the
Period June 7, 2002 (Date of Inception) to December 31, 2004

	Year Ended 12/31/04	6/7/02 (Date of Inception) to 12/31/04
Cash flows from operating activities:		
Net (Loss)	$ (4,994)	$ (13,731)
Net cash used in operating activities	(4,994)	(13,731)
Decrease in cash	(4,994)	(13,731)
Cash, beginning	11,263	20,000
Cash, ending	$ 6,269	$ 6,269
Supplemental cash flows disclosures:		
Income tax payments	$ -0-	$ -0-
Interest payments	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) was formed in 2002. The Company received its broker-dealer license in 2003 from the Securities and Exchange Commission (SEC). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not effect the sale of municipal or government securities or debt of direct participation programs, nor will it effect resales or engage in secondary market trading of private placement securities. The company does not maintain any client accounts.

NOTE 2. DEVELOPMENT STAGE OPERATONS

At December 31, 2004 the Company was in the marketing phase of operations and had not yet retained any clients.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 4. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent whereby, the Parent agrees to provide accounting and administrative services to the Company and all expenses related to office facilities, communications services, general administrative and clerical support, and management services. The agreement states that the Parent will not apportion or charge back any such expenses to the Company.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company has net capital of $6,269, which was $1,269 in excess of its required net capital of $5,000. The Company did not have any indebtedness at December 31, 2004.

NOTE 6. GOING CONCERN

At December 31, 2004 the Company has a deficit accumulated during the development stage of $13,731 and net capital of $6,269, without additional capital from its parent company the Company may not be able to meet its expenses and maintain the required net capital of $5,000.

It is management's belief that the Company will be ending the development stage shortly and will be successful in accomplishing its objectives. Until such time the parent will provide the additional capital necessary to meet the net capital required under SEC Rule 15c3-1. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2004

Schedule I

FG Capital LC
Computation of net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2004

Net Capital

    Total member's equity $ 6,269

           Net capital $ 6,269

Aggregate indebtedness

    Total aggregate indebtedness $ -0-

Computation of basic net capital requirement

    Minimum net capital required:

        Company $ 5,000

Excess net capital $ 1,269

Excess net capital at 1,500 percent $ 1,269

Excess net capital at 1,000 percent $ 1,269

Ratio: Aggregate indebtedness to net capital   0 to 1

Note 1. No material differences exist with Part IIA of the FOCUS report at December 31, 2004.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k) (2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See accountant's report

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

Credit Balances

    Total Credit Items $ -0-

Debit Balances

    Total Debit items $ -0-

Required Deposit   None

Note 1. No material differences exist with Part IIA of the FOCUS report at December 31, 2004.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k) (2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See accountant's report



Maddock, Henson & Haberstroh, P.C.
Certified Public Accountants

314-894-8400
888-272-0107
Fax: 314-894-3377

5353 S. Lindbergh Blvd., Suite 200
St. Louis, MO 63126
mhh@mhhcpa.net

Board of Managers
FG Capital LC

In planning and performing our audit of the financial statements and supplemental schedules of FG Capital LC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maddock, Henson & Haberstroh, P.C.

February 11, 2005
Maddock, Henson & Haberstroh, P.C.



FG CAPITAL LC

ANNUAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2004